UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 2)*

NRC Group Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

629375106

(CUSIP Number)

David Rattner
110 East 59th Street, 27th Floor
New York, NY 10022
(212) 634-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 629375106
Page: Page 2 of 19

1	NAMES OF REPORTING PERSONS JFL-NRC-SES Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,021,521
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,021,521
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,021,521 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 3 of 19

1	NAMES OF REPORTING PERSONS JFL-NRC Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,963,989
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,963,989
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,963,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 4 of 19

1	NAMES OF REPORTING PERSONS JFL-NRC (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,963,989
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,963,989
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,963,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 5 of 19

1	NAMES OF REPORTING PERSONS JFL-NRC Int. (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,963,989
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,963,989
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,963,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 6 of 19

1	NAMES OF REPORTING PERSONS JFL-SES Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,057,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,057,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,532 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 7 of 19

1	NAMES OF REPORTING PERSONS JFL-SES Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,057,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,057,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,532 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 8 of 19

1	NAMES OF REPORTING PERSONS JFL-SES (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,057,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,057,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,532 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 9 of 19

1	NAMES OF REPORTING PERSONS JFL-SES Int. (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,057,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,057,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,532 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106
Page: Page 10 of 19

1	NAMES OF REPORTING PERSONS JFL AIV Investors III-JA, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,021,521
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,021,521
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,021,521 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%
14	TYPE OF REPORTING PERSON PN

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 11 of 19

1	NAMES OF REPORTING PERSONS JFL-NRCG Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,632
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,632 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * (3)
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 193,064 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 24,133 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 193,064 shares of the Issuer’s Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

*	Represents less than 1%.

CUSIP: 629375106

Page: Page 12 of 19

1	NAMES OF REPORTING PERSONS JFL-NRCG Annex Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,632
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,632 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * (3)
14	TYPE OF REPORTING PERSON PN

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 193,064 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 24,133 shares of 7.00 % Series A Convertible Cumulative Preferred Stock, $0.0001 per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 193,064 shares of the Issuer’s Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

*	Represents less than 1%.

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1	NAMES OF REPORTING PERSONS JFL GP Investors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,380,153
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,380,153
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,380,153 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 23,021,521 shares of NRC Group Holdings Corp. (the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”) held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes (A) 165,568 shares of the Issuer’s Common Stock and (B) 193,064 shares of Common Stock issuable upon conversion of 24,133 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, Ultimate GP III. The conversion rate of the Series A Convertible Preferred Stock is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 193,064 shares of Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL-NRCG Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL Equity Investors IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL GP Investors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2)	Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3)	Percent of class calculated based on 38,050,385 shares of Common Stock issued and outstanding, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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Explanatory Note

This Amendment No. 2 (this “Amendment”) to the Schedule 13D, filed with the Securities and Exchange Commission on October 29, 2018, as amended by Amendment No. 1 filed on May 10, 2019 (the “Schedule 13D”), relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of NRC Group Holdings Corp., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is hereby amended and supplemented as follows.

The information set forth in Item 6 of this Amendment No. 2 is hereby incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 to the Schedule 13D is hereby amended and supplemented as follows.

On June 23, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with US Ecology, Inc., a Delaware corporation (“US Ecology”), US Ecology Parent, Inc., a Delaware corporation and wholly-owned subsidiary of US Ecology (“Holdco”), Rooster Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdco (“Rooster Merger Sub”), and ECOL Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdco (“ECOL Merger Sub”), pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, ECOL Merger Sub will merge with and into US Ecology, with US Ecology continuing as the surviving company and as a wholly-owned subsidiary of Holdco (the “Parent Merger”) and, substantially concurrently therewith, Rooster Merger Sub will merge with and into NRCG, with NRCG continuing as the surviving company and as a wholly-owned subsidiary of Holdco (the “Rooster Merger,” and, together with the Parent Merger, the “Mergers”). Consummation of the Mergers is subject to customary closing conditions, including the receipt of regulatory and stockholder approval. Further details about the Merger Agreement and the transactions described therein, including the Mergers, are set forth in the Issuer’s Current Report on Form 8-K filed on June 24, 2019.

Concurrently with the execution of the Merger Agreement, JFL-NRC-SES Partners, LLC, JFL-NRCG Holdings III, LLC and JFL-NRCG Holdings IV, LLC (collectively, the “Stockholders”) entered into a Support Agreement (the “Support Agreement”) with US Ecology, Holdco and Rooster Merger Sub. Pursuant to the Support Agreement, the Stockholders have agreed, subject to certain conditions, to vote all shares of Common Stock now or hereafter beneficially owned by them (1) in favor of the adoption of the Merger Agreement, (2) in favor of any proposal to adjourn or postpone such meeting of the Issuer’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (3) against any action or proposal in favor of a Takeover Proposal (as defined in the Merger Agreement), and (4) against any action, proposal, transaction, agreement or amendment of the Issuer’s Governing Documents (as defined in the Merger Agreement) that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of such Stockholder contained in the Support Agreement, or (b) prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Rooster Merger. Pursuant to the Support Agreement, the Stockholders also agreed during the Support Period (as defined in the Support Agreement) not to enter into voting agreements or voting trusts, grant proxies, consents or powers-of-attorney with respect to such shares, or enter into any agreement or commitment the effect of which would violate the provisions of the Support Agreement. The Support Agreement also contains other covenants on the part of the Stockholders. The Support Agreement terminates upon the earliest to occur of (1) the termination of the Merger Agreement in accordance with its terms, (2) the Effective Time (as defined in the Merger Agreement), (3) such date that a Company Adverse Recommendation Change has been made in connection with determining that an Intervening Event (each as defined in the Merger Agreement) has occurred and (4) the termination of the Support Agreement by mutual written consent of the parties.

This description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 2 to this Amendment.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated May 17, 2019, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D, as filed by the Reporting Persons on May 17, 2019)

Exhibit 2	Support Agreement, dated as of June 23, 2019, by and among US Ecology, Inc., US Ecology Parent, Inc., Rooster Merger Sub, Inc. and JFL-NRC-SES Partners, LLC, JFL-NRCG Holdings III, LLC and JFL-NRCG Holdings IV, LLC

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2019	JFL-NRC-SES Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-NRC Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-NRC (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-NRC Int. (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-SES Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-SES Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-SES (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-SES Int. (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

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Dated: June 25, 2019	JFL AIV Investors III-JA, L.P.
By: JFL GP Investors III, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: June 25, 2019	JFL GP Investors III, LLC

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: June 25, 2019	JFL GP Investors IV, LLC

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: June 25, 2019	JFL Equity Investors IV, L.P.
By: JFL GP Investors IV, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: June 25, 2019	JFL-NRCG Holdings III, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-NRCG Holdings IV, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: June 25, 2019	JFL-NRCG Annex Fund, LP
By: JFL GP Investors III, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner